Federated Municipal Closed-End Funds Announce Intention to Conduct Tender Offers for Preferred Shares

(PITTSBURGH, Pa., November 7, 2011) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) today announced that the Board of Trustees of each fund has authorized its respective fund to conduct a voluntary tender offer for up to 100% of the fund’s outstanding auction market preferred shares (AMPS).  Each fund’s tender offer will be at a price equal to 96% of the AMPS’ per share liquidation preference of $25,000 ($24,000 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.  Federated expects to announce additional details, including the timing of the tender offers, as soon as practicable.

Each fund’s tender offer will be conditioned upon a minimum of 70% of its outstanding AMPS being tendered and the successful private placement of new preferred shares.  The new preferred shares will allow each fund to maintain its current leveraged investment strategy.  Additional terms and conditions of the tender offers will be set forth in the funds’ tender offer materials.  The investment adviser and the Board of each fund believe the tender offer is in the best interests of the fund and its shareholders.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the funds. The funds have not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits for their respective fund when those documents are filed and become available as the documents will contain important information about their fund’s tender offer. The funds will also make available, without charge, the offer to purchase and the letters of transmittal.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $351.7 billion in assets as of September 30, 2011.  With 134 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to approximately 4,800 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  For more information, visit FederatedInvestors.com.

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.  These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties.  As a result, neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

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Melissa Ryan 412-288-8079	Meghan McAndrew 412-288-8103